UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

(Exact name of registrant as specified in its charter)

Alberta, Canada	00-0000000
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

7303 30th Street S.E. Calgary, Alberta, Canada	T2C 1N6
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☑

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities To Be Registered.

On March 22, 2024, the board of directors (the “Board”) of DIRTT Environmental Solutions Ltd. (the “Company” or “DIRTT”) approved (with one Board member dissenting) and adopted a shareholder rights plan. One right (a “Right”) will be issued and attached to each common share of the Company (“Common Shares”) outstanding and held of record at the close of business on April 1, 2024 (the “Record Time”). The terms of the Rights are set forth in a shareholder rights agreement, dated as of March 22, 2024 (the “Effective Date”), by and between the Company and Computershare Trust Company of Canada, as rights agent (the “Rights Agreement”).

The Rights Agreement has been adopted to help ensure that all shareholders of the Company are treated fairly and equally in connection with any unsolicited take-over bid or other acquisition of control of the Company (including by way of a “creeping” take-over bid). The Rights Agreement is substantially consistent with the shareholder rights plan that the Board adopted in 2021 and is similar to shareholder rights plans adopted by other Canadian public companies.

The Rights. The Board authorized the issuance at the Record Time of a Right with respect to each outstanding Common Share. A Right will also be attached to each Common Share issued after the Record Time. The issuance of the Rights will not change the manner in which shareholders trade their Common Shares.

Separation of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from the Common Shares only upon the “Separation Time,” which occurs upon the earlier of:

•

the close of business on the tenth trading day after the first date (the “stock acquisition date”) of public announcement that a person (the “Acquiring Person”), together with certain related persons (including persons “acting jointly or in concert” as defined in the Rights Agreement), acquires or announces its intention to acquire 20% or more of the voting stock (subject to certain exemptions) without complying with the Permitted Bid provisions of the Rights Agreement;

•

the close of business on the tenth trading day following the date of the commencement of or first public announcement of the current intention of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (as defined in the Rights Agreement) (other than a Permitted Bid (as defined below) or a Competing Permitted Bid (as defined in the Rights Agreement)); or

•	the close of business on the tenth trading day following the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Subject to the terms of the Rights Agreement, the Rights issued under the Rights Agreement become exercisable upon the Separation Time. The Rights Agreement will not be triggered solely by the holding of 20% or more of the Company’s Common Shares by a shareholder and its affiliates, associates and joint actors prior to the date of the Rights Agreement, as any such person would be “grandfathered” subject to the terms of the Rights Agreement; however, subsequent purchases of Common Shares of the Company by a “grandfathered” person after the Effective Date may cause such person to become an Acquiring Person pursuant to the terms of the Rights Agreement. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof (other than the Acquiring Person and certain related persons) to purchase Common Shares at a significant discount to the market price at that time.

Under the Rights Agreement, a “Permitted Bid” is a take-over bid made in compliance with the Canadian take-over bid regime. Specifically, a Permitted Bid is a take-over bid that is made to all shareholders, that is open for 105 days (or such shorter period as is permitted under the Canadian take-over bid regime) and that contains certain conditions, including that no Common Shares will be taken up and paid for unless more than 50% of the Common Shares that are held by independent shareholders are tendered to the take-over bid.

Effective Date; Expiration Time. While the Rights Agreement is effective as of the Effective Date, it is subject to shareholder ratification within six months of its adoption. The Board intends to recommend the ratification of the Rights Agreement for approval by its shareholders at a special meeting of shareholders, which will be scheduled to be held within six months of March 22, 2024 (the “Meeting”). If ratified by shareholders, the Rights Agreement will have an initial term of three years. If the Rights Agreement is not ratified by the Company’s shareholders at the Meeting, the Rights Agreement and all Rights issued thereunder will terminate and cease to be effective at that time.

Flip-in Event. In the event that a person or group becomes an Acquiring Person (a “flip-in event”), each holder of a Right (other than any Acquiring Person and certain related parties, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Shares having a value equal to two times the purchase price of the Right.

Anti-dilution Adjustments. The purchase price payable, and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution including in the event of a stock dividend on, or a subdivision, consolidation, reclassification or issuance of, the Common Shares.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price.

Redemption; Exchange. In general, the Board may, with the prior approval of the holders of the Voting Shares (as defined in the Rights Agreement) or of the holders of Rights, elect to redeem the Rights in whole, but not in part, at a price of $0.00001 per Right (subject to adjustment) at any time prior to the occurrence of a Flip-in Event.

No Rights as Shareholder. Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of the Rights Agreement. The Company may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. However, the Company may not supplement, amend, vary, rescind or delete any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally) without the prior approval of the holders of Voting Shares if before the Separation Time, and without the prior approval of the holders of Rights if at any time on or after the Separation Time.

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Important Additional Information

DIRTT intends to file proxy statements with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for its 2024 Meeting and its special meeting of shareholders (collectively, the “Meetings”). DIRTT, its directors and certain of its executive officers will be deemed to be participants in the solicitation of proxies from shareholders in respect of the Meetings. Information regarding the names of DIRTT’s directors and executive officers and their respective interests in DIRTT by security holdings or otherwise is set forth in DIRTT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on February 21, 2024, and DIRTT’s proxy statement for the 2023 annual meeting of shareholders, as filed with the SEC on April 14, 2023. To the extent holdings of such participants in DIRTT’s securities are not reported, or have changed since the amounts described, in the 2023 proxy statement, such changes have been reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the SEC’s website, www.sec.gov. Details concerning the proposed rights plan will be included in the Company’s proxy statements. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE COMPANY’S DEFINITIVE PROXY STATEMENTS AND ANY SUPPLEMENTS THERETO WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a copy of the Company’s definitive proxy statements and other relevant documents filed by DIRTT free of charge from the SEC’s website, www.sec.gov. DIRTT’s shareholders will also be able to obtain, without charge, a copy of the definitive proxy statements and other relevant filed documents by directing a request by mail to DIRTT Environmental Solutions Ltd., 7303 30th Street S.E., Calgary, Alberta, Canada T2C 1N6 or at ir@dirtt.com or from the investor relations section of DIRTT’s website, www.dirtt.com/investors.

Item 2.	Exhibits.

Exhibit No.	Description

4.1	Rights Agreement, dated as of March 22, 2024, by and between DIRTT Environmental Solutions Ltd. and Computershare Trust Company of Canada, as rights agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed March 22, 2024).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2024

DIRTT Environmental Solutions Ltd.

By:	/s/ Fareeha Khan
Fareeha Khan
Chief Financial Officer
(Principal Financial Officer)

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